April 15, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Ms. Linda Cvrkel, Branch Chief

Re:    Huntington Ingalls Industries, Inc.
Form 10-K for the year ended December 31, 2013
Filed February 27, 2014
File No. 001-34910

Dear Ms. Cvrkel:

We are responding to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff, dated April 2, 2014, concerning the Huntington Ingalls Industries, Inc. (the “Company”) Form 10-K for the year ended December 31, 2013, filed February 27, 2014 (the “2013 Form 10-K”). For your convenience, this letter sets forth in italics the Staff’s comment before our response to the comment.

Annual Report on Form 10-K for the year ended December 31, 2013
Financial Statements, page 62
Consolidated Statements of Cash Flows, page 67

1.
Reference is made to the line item caption “Proceeds from insurance settlement related to investing activities of $58 million within investing activities.” Please reconcile such amount with your disclosure provided on page 92 relating to the $180 million cash payment received from FM Global. As part of your response, please explain to us in detail how you accounted for the $180 million cash payment received in fiscal 2013 in your financial statements, including the amounts recognized within your statements of operations. Assuming a satisfactory response, please expand the notes to the financial statements to disclose your accounting treatment.

Response to Comment 1: On August 29, 2005, Hurricane Katrina caused substantial damage to the Company’s business, property, operations, and facilities located in Mississippi and Louisiana. As a result, the Company’s predecessor in interest, Northrop Grumman Corporation, submitted a claim to its insurance providers, including FM Global, totaling $886 million. This amount consisted of period costs ($216 million), lost profits ($387 million), and replacement costs for capital assets destroyed during the storm ($283 million). Through 2011, the Company received insurance recovery payments totaling $497.5 million.

During 2013, the Company received a cash payment of $180 million in settlement of its remaining outstanding Katrina insurance claims. As the Company’s cumulative insurance recoveries were less than its total claim, an allocation method for the recoveries was necessary in the consolidated statements of cash flows. The Company accounted for the $180 million FM Global settlement amount in its consolidated statements of cash flows by allocating to investing activities an amount proportional to the replacement

Ms. Linda Cvrkel
April 15, 2014

costs of capital assets included in the original claim, reflecting the guidance in ASC 230-10-45-12 where receipts from disposing of property, plant and equipment, inclusive of directly related proceeds of insurance settlements, are treated as investing activities. This approach resulted in the classification of 32%, or $58 million, of the proceeds received from FM Global in 2013 as investing activities in the consolidated statements of cash flows. This approach is also consistent with the methodology applied by the Company’s predecessor in interest.

Consistent with the Company’s disclosure in Footnote 17 - Impacts from Hurricanes, page 92, the accounting for hurricane insurance recoveries during the year ended December 31, 2013 was substantially impacted by two events: (i) the receipt of the $180 million settlement for the Company’s claim against FM Global, and (ii) the receipt of a Contracting Officer’s Final Decision (“COFD”) regarding the allowability of the Company’s Katrina-related expenditures, as well as direction regarding the apportionment of Katrina-related insurance recoveries, under the Company’s contracts with the U.S. Government for the years 2005 through 2013. For the year ended December 31, 2013, the Company recorded the impact of hurricane related matters as follows:

•	$180 million gain in operating income for the 2013 insurance settlement, as no insurance receivables were recognized on the Company’s consolidated statement of financial position and

•	$116 million reduction in operating income related to the impact on the Company’s contracts with the U.S. Government considering the COFD decision.

As a result of the accounting for hurricane insurance recoveries highlighted above and following the guidance provided by the COFD, the Company recorded a net favorable impact to operating income of $64 million for the year ended December 31, 2013.

While we believe our disclosures are in compliance with applicable requirements and provide investors with sufficient and relevant information to properly evaluate our operating results, we intend to provide modified disclosure in future filings regarding the impact to the financial statements from the Company’s accounting for hurricane insurance recoveries. To illustrate how we expect our future filings to include such revised disclosures, we have provided below proposed sample disclosure for the quarterly period ending March 31, 2014:

Financial Statements
Notes to Consolidated Financial Statements
Note 17 - Impacts from Hurricanes

In August 2005, the Company's Ingalls operations were significantly impacted by Hurricane Katrina, and the Company's shipyards in Louisiana and Mississippi sustained significant windstorm damage from the hurricane. As a result of the storm, the Company incurred costs to replace or repair destroyed or damaged assets, suffered losses under its contracts, and incurred substantial costs to clean up and recover its operations. At the time of the storm, the Company had an insurance program that provided coverage for, among other things, property damage, business interruption impact on net profitability, and costs associated with clean-up and recovery. The Company recovered a portion of its Hurricane Katrina claim from certain of its participating program insurers in prior periods. In 2013, the Company resolved litigation against its remaining insurer, Factory Mutual Insurance Company ("FM Global"), arising out of a disagreement concerning the coverage of certain losses related to Hurricane Katrina. Under the settlement agreement with FM Global, FM Global made a cash payment of $180 million to the Company and the Company agreed to release its claim against FM Global, resulting in a total recovery from the Company's insurers of $677.5 million for its Hurricane Katrina claim. The $180 million was recorded as an insurance recovery gain in operating income.

In February 2013, the Company submitted a certified claim requesting a final decision on the allowability and allocability of certain post-Katrina depreciation and other Katrina-related expenses and on the apportionment of insurance proceeds. In October 2013, the Company received a Contracting Officer's

Ms. Linda Cvrkel
April 15, 2014

Final Decision ("COFD") disallowing certain post-Katrina depreciation costs and other Katrina-related expenses, as well as providing direction on the apportionment of Katrina-related insurance recoveries. Impacted by this decision, the Company’s accounting for hurricane insurance related matters resulted in a reduction in operating income of $116 million. The Company has the right to appeal the COFD and is currently evaluating its options; however, the 2013 financial results reflect disallowances as indicated in the COFD.

For the year ended December 31, 2013, the Company’s accounting for hurricane related matters, including the insurance recovery gain of $180 million and the $116 million reduction in operating income related to its contracts with the U.S. Government, resulted in a net favorable impact to operating income of $64 million.

In January 2011, the Company, through a predecessor-in-interest, filed suit in Superior Court in California against Aon Risk Insurance Services West, Inc. ("Aon"), which acted as broker to the predecessor-in-interest in connection with the policy with FM Global, seeking damages for breach of contract, professional negligence and negligent misrepresentation, as well as declaratory relief. Those damages include over $200 million in damages unrecovered from FM Global plus costs, legal fees and expenses incurred in the lawsuit against FM Global, as well as interest. In January 2014, the Company amended its complaint to allege fraud and seek punitive damages. No assurances can be provided as to the ultimate outcome of the matter. If, however, the claims are successful, the potential impact to the Company's consolidated financial position, results of operations and cash flows would be favorable.

Ms. Linda Cvrkel
April 15, 2014

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* * *

In addition, we hereby acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If I can be of any assistance in explaining these responses, please contact me at (757)380-7600.

Very truly yours,

/s/ Barbara A. Niland
Barbara A. Niland
Corporate Vice President, Business Management and Chief Financial Officer

cc:    Ms. Lyn Shenk (Securities and Exchange Commission
Ms. Heather Clark (Securities and Exchange Commission)
Ms. Jean Yu (Securities and Exchange Commission)
Mr. Bruce Hawthorne (Huntington Ingalls Industries, Inc.)
Mr. Mike Morton (Deloitte & Touche LLP)
Ms. Debra Warner (Deloitte & Touche LLP)